EXHIBIT 19.1
INSIDER TRADING POLICY

First Industrial is a public company traded on the New York Stock Exchange (NYSE) under the ticker symbol “FR.” Our directors, officers and employees must comply with the following policies with respect to trading in our securities.

If you have access to material non-public information regarding First Industrial or any of its business associates, you may not buy or sell securities of First Industrial (including limited partnership interests in First Industrial, L.P., First Industrial’s operating partnership) or otherwise take advantage of, or pass on to others, that information. These laws are generally referred to as “insider trading laws”.

Application

Family Members: All references to “you” in this Insider Trading policy shall include members of your immediate family living with you (for example, your spouse and minor children), anyone else living in your household (other than household employees) and any entity over which you have control (for example, partnerships in which you are a general partner or trusts of which you are the trustee) (collectively, “Family Members”).

Other Parties: First Industrial may also determine that other persons should be subject to this policy, such as contractors or consultants who have access to material non-public information.

You are personally responsible for complying with this policy and ensuring the compliance of any Family Member. Any action on the part of First Industrial or any other employee (including pre-clearance of trades) does not constitute legal advice or insulate you from liability under the securities laws. If you have questions about this policy, or the propriety of any specific transaction, please contact our General Counsel.

For any written communication required under this policy, an email is acceptable.

What is Material Non-Public Information?

Inside information has two important elements – materiality and public availability. Information is “material” if: (a) there is a substantial likelihood that a reasonable investor would consider it “important” in determining whether to trade in a security; or (b) it would likely affect the market price of a company’s securities if it were made public. Information may be material even if it relates to future, speculative, or contingent events, and even if it is significant only when considered in combination with publicly available information. Material information can be positive or negative. Depending on the facts and circumstances, information that could be considered material includes, but is not limited to:

•earnings estimates or other unpublished financial results;

•threatened or actual litigation or government actions;

•significant changes in First Industrial’s prospects;

•proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, tender offers, joint ventures, or significant changes in assets, including sales or curtailment of operations in a particular market;

•events regarding First Industrial's securities (e.g., defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits, changes in dividends, changes to the rights of security holders, or sales of additional securities);

•changes in senior management or in control of First Industrial;

•liquidity problems or financing transactions out of the ordinary course; and

•changes in auditors or auditor notification that First Industrial may no longer rely on an audit report.

Information is considered to be “public” when it has been disclosed and adequate time has passed for the securities markets to digest the information. Otherwise it is “non-public.” Examples of adequate disclosure include public filings with regulatory authorities and the issuance of press releases. A delay of two business days is generally considered sufficient for routine information to be absorbed by the market. Nevertheless, a longer period of delay might be considered appropriate in more complex disclosures.

Confidentiality and “Tipping”

Do not disclose material non-public information to anyone, including colleagues, unless the person receiving the information has a legitimate need to know the information for purposes of carrying out First Industrial’s business. It is illegal and a violation of our Policy to convey such information to another (“tipping”) if you know or have reason to believe that the person will misuse such information by trading in securities or passing the information to others who trade. This applies regardless of whether the “tippee” is related to you in any way, or is an entity, such as a trust or a corporation, and regardless of whether you receive any benefit.

Third Party Information

In addition to not being able to trade in First Industrial shares when in possession of material non-public information, it also applies to material non-public information relating to any other company with publicly traded stock, including, but not limited to, our tenants or vendors. When in possession of information that is material to such other party, that has not been made public, you may not purchase or sell shares in the other company. A lease with First Industrial may be material to another public company and if you are working with a public company asking whether the transaction is considered material to the other party is an important step in ensuring your compliance with insider trading laws.

In addition, inside trading laws apply to trading in the stock of other companies when you are in possession of material non-public information about First Industrial or any other party where the impact of such information may impact the value of shares of another company’s stock. An example is our financial results may impact the price of the stock of a competitor. Before such information is made public, you purchase or sell shares in the competitor. Such transaction may be a violation of insider trading laws and expose you and First Industrial to significant liability.

If you become aware of such information, you must treat it as strictly confidential and not trade in shares of such other companies.

Blackout Periods

First Industrial imposes a regular quarterly blackout period that begins on the 25th day of the last month of each calendar quarter and ends two full business days following the public announcement of our earnings for that quarter. We may extend this period or impose other blackout dates. During a blackout period, you and your Family Members may not conduct any transactions in our securities. Remember that you cannot trade any time you are in possession of or have access to material non-public information, whether or not you’ve been specifically told that you are subject to a blackout. Trading windows may close early, so you are advised to trade early in any window.

Blackout periods are subject to the exceptions set forth below under “Special Transactions” and “Pre-Arranged Trading Plans.”

Pre-Clearance

You may not engage in any transaction involving securities of First Industrial without first obtaining pre-clearance of the transaction in writing from our General Counsel.

A request for pre-clearance should be submitted at least 2 days in advance of the proposed transaction. Clearance of a transaction is valid only for a 7-day period. If the transaction order is not placed within that 7-day period, clearance of the transaction must be requested again. If clearance for a transaction is denied, you must keep that fact confidential.

Special Transactions

The trading restrictions in this Insider Trading Policy do not apply to the following transactions, so long as no First Industrial stock is sold in the market in connection with the transaction or the payment of any related taxes:

•The vesting of restricted stock, and the withholding of shares by First Industrial to satisfy related tax withholding requirements pursuant to the exercise of a tax withholding right.

•The exercise of stock options where cash is paid to exercise the option, and the withholding of options to satisfy related tax withholding requirements pursuant to the exercise of a tax withholding right.

Pre-Arranged Trading Plans

The securities laws and our Insider Trading policy permit you to trade in our securities regardless of your awareness of material non-public information if the transaction is made pursuant to a pre-arranged written trading plan (“Trading Plan”).

The Trading Plan must comply with the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934 and must have been established when you were not in possession of material non-public information or subject to a blackout period. You must submit a written request to the General Counsel for approval to adopt, terminate or amend a Trading Plan. Trading Plans may be adopted, amended or replaced only during periods when trading is otherwise permitted in accordance with this Policy.

Once the Trading Plan is adopted, you must not exercise any subsequent influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. You should understand that modifications of a Trading Plan may call into your good faith in entering into the plan (and may jeopardize the availability of the affirmative defense against insider trading allegations provided by adopting the plan).

Additional Prohibited Transactions

Due to the heightened legal risk associated with the following transactions, you are restricted from doing them with respect to our securities:

•Transacting in options, warrants, puts and calls or similar instruments;

•Short selling (where you either (a) do not own the securities sold or (b) do own the securities sold but do not deliver them within 20 days or mail them within 5 days of the sale);

•Holding them in a margin account or otherwise pledging them as collateral for a loan;

•Engaging in hedging transactions such as (but not limited to) zero-cost collars, equity swaps, and forward sale contracts;

•Selling securities of the same class of any other securities you purchased during the six months prior to that sale (or vice versa) (“short swing profiting”); or

•Placing standing or limit orders on them (that could carry beyond your allowed trading timeframe).

Consequences

When securities transactions become subject to scrutiny, they are likely to be viewed with “20/20 hindsight.” Before engaging in any purchase or sale of securities, you should carefully consider how the transaction may be construed by others both at the time of the transaction and in the future. The personal consequences of illegally trading securities can be severe. In addition to injunctive relief and disgorgement of illegal profits, you could be assessed civil penalties of three times the profits made or losses avoided, even if you might consider those profits remote to you or you were not the direct tipper (i.e., the profiting tippee was someone downstream from you). Criminal penalties include fines up to $5 million ($25 million for entities) and/or imprisonment for up to twenty years for “willful” violations. Employees who violate this Insider Trading policy may also be subject to discipline by First Industrial, including termination.

Post Departure

If you are in possession of material non-public information when you depart First Industrial, you must keep it confidential, and you may not trade in our securities until it has become public or is no longer material. Assuming you have no material non-public information, however, you will not have to pre-clear your transactions following the end of any blackout period or other applicable First Industrial-imposed trading restriction.